ED.

SEC

19005849

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FEB 27 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2018 (MM/DD/YY) AND ENDING December 31,2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DLX Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4143 Tamarack Drive
(No. and Street)

Medford	Oregon	97504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Curiel — 541-858-9899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Edward Curiel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DLX Financial Group, LLC of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

n/a

Edward Curiel
Signature

CEO
Title

[signature]
Notary Public

OFFICIAL STAMP
ANTHONY JUSTIN SHAFFER
NOTARY PUBLIC - OREGON
COMMISSION NO. 978576
MY COMMISSION EXPIRES SEPTEMBER 6, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DLX Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DLX Financial Group, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012.
EISNERAMPER LLP
San Francisco, California
February 18, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DLX Financial Group, LLC

We have reviewed management's statements, included in the accompanying DLX Financial Group's Exemption Report, in which (1) DLX Financial Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 18, 2019

DLX Financial Group, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	32,708
Prepaid expenses		24,882
Total assets	$	57,590
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	12,000
Total liabilities		12,000
Member's equity		45,590
Total liabilities and member's equity	$	57,590

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Operations
Year Ended December 31, 2018

Revenues	
Marketing and distribution service fee	$ 250,000
Total revenues	250,000
Expenses	
Member compensation and benefits	190,444
General and administrative	25,174
Professional fees	14,887
Information technology, telephone and market data	15,869
Other expenses	6,527
Total expenses	252,901
Net loss	$ (2,901)

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Member's equity, beginning of year	$	48,490
Net loss		(2,901)
Member's equity, end of year	$	45,590

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (2,901)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(815)
Total adjustments	(815)
Net cash used in operating activities	(3,716)
Net decrease in cash	(3,716)
Cash , beginning of year	36,423
Cash , end of year	$ 32,708

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Business

DLX Financial Group, LLC (the "Company") is an Oregon Limited Liability Company formed on June 30, 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is fees generated from the marketing and distribution of privately placed securities and hedge funds. For the year ended December 31, 2018, primarily all revenues generated by the Company were received from an entity that serves as investment manager to a family of hedge funds. The former Financial and Operations Principal, who is also a registered representative of the Company, is also affiliated with this investment manager.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Accounts Receivable

Revenue Recognition - Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, as amended, utilizing the full retrospective transition method for its contracts. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU2014-09 framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standards on its Statement of Financial condition and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes to the financial statements for the year ended December 31, 2018.

The Company earns its revenue from the marketing and distribution of privately placed securities and interests in pooled investment vehicles under a placement agent agreement with an Investment Manager. Revenue is recognized upon completion of the promised services to the Investment Manager in an amount that reflects the consideration expected to

be received in exchange for those services. The Company receives a fixed quarterly fee up front for meeting its performance obligation under its contract. Marketing and distribution services fees are recognized into revenue over the period of time (quarter) for which such services are rendered.

Significant judgments – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities excluding financial instruments that are carried at fair value on a recurring basis, approximate estimated fair value. The company's financial instruments are classified within the fair value hierarchy as follows:

Cash is at	Level 1
Prepaid Expenses are carried at	Level 2
Accounts Payable and accrued expenses are carried at	Level 3

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $20,708 which was $15,708 more than its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .58 to 1.

3. Office Premises

The Company operates from the personal residence of its Managing Member in Medford, Oregon. There is no lease expense associated with the use of its Managing Member's personal residence.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2018

1. Total ownership equity from Statement of Financial Condition			$ 45,590	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			45,590	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 45,590	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	24,882	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(24,882)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20,708	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 20,708	3750

OMIT PENNIES

Notes:

Non-allowable assets:	
Prepaid expenses	$ 24,882
Total non-allowable assets	$ 24,882

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2018

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 800	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 15,708	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 14,708	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 12,000	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 12,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 57.9	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

DLX Financial Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

DLX Financial Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

DLX Financial Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2018

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 20,708	$ 12,000	57.9%
Computation per Schedule I	20,708	12,000	57.9%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

DLX Financial Group, LLC

DLX Financial Group's Exemption Report

DLX Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a.-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

DLX Financial Group, LLC
[Name of Company]

I, Edward Curiel, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: DocuSigned by: Edward Curiel 5FE180FB3C2D4AB...

Title: Chief Executive Officer

January 31, 2019

Edward Curiel
Chief Executive Officer
DLX Financial Group, LLC
Medford, Oregon 97504
541-858-9899
ecuriel@dlxfin.com

DLX Financial Group, LLC
FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2018

DLX Financial Group, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2018

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, Edward Curiel, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 21 st day of January, 2019, at

Medford, Oregon.

DocuSigned by:
Edward Curiel
5FE180FB3C2D4AB...

(Signature of person signing)

CEO
(Title of person signing report)

DLX Financial Group, LLC
(Name of Licensee)

158690
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.